1775 I Street, N.W.
Washington, DC 20006-2401
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

JOHN M. THORNTON

john.thornton@dechert.com
+1 202 261 3377 Direct
+1 202 261 3077 Fax
September 24, 2012
VIA EDGAR
Mr. Houghton R. Hallock
Division of Investment Management
Securities and Exchange Commission
Office of Filings and Information Services
Branch of Registrations and Examinations
Mail Stop 0-25
100 F Street, NE
Washington, D.C. 20549

Re:	Goldman Sachs Trust (the “Trust”) SEC File Numbers: 033-17619 and 811-05349
Dear Mr. Hallock:
This letter responds to comments that you provided to Kristen Maule and me in a telephonic discussion on August 21, 2012, with respect to your review of Post-Effective Amendment No. 328 (“PEA No. 328”) to the Trust’s registration statement filed with the Securities and Exchange Commission on June 21, 2012. This letter also responds to comments provided by Mr. John Grezeskiewicz to Chelsea Childs and me in a telephonic discussion on March 29, 2012, with respect to his review of Post-Effective Amendment No. 308 (“PEA No. 308”) to the Trust’s registration statement filed with the Securities and Exchange Commission on February 15, 2012.
PEA No. 308 and PEA No. 328 were each filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 for the purpose of registering shares of a new series of the Trust, the Goldman Sachs Retirement Portfolio Completion Fund (the “Fund”). PEA No. 328 superseded PEA No. 308, and some of the comments provided with respect to PEA No. 308 have been rendered inapplicable due to changes in the Fund’s investment objective and strategies, as noted in some of our responses below. I have reproduced the comments Mr. Grezeskiewicz and you provided below, followed by our responses.
Comments to PEA No. 308:
Prospectus

September 24, 2012 Page 2
1.	Comment: Please justify the use of the word “retirement” in the Fund’s name. Please explain whether the Fund is suitable for current retirees or people close to retirement in light of its permitted investments and investment strategies.

Response: The Fund has added disclosure to the Prospectus under “Summary – Principal Strategy,” clarifying the types of investors for whom this Fund may be appropriate. Specifically, the Prospectus states that the Fund is designed to provide retirement investors of all ages (i.e., both those who are approaching or planning for retirement and those who are currently retired) with access to certain asset classes (referred to as the “Underlying Asset Classes”) that are typically underrepresented in retirement savings portfolios.

2.	Comment: In your response, please describe the purpose and nature of the Fund.

Response: As noted above, the Fund is designed to provide retirement investors with access to certain asset classes that are typically underrepresented in retirement savings portfolios. The Fund’s Investment Adviser believes that the Underlying Asset Classes may provide return, risk, and correlation characteristics that are complementary to a portfolio of more traditional investments, such as large cap equities or investment grade fixed income.

3.	Comment: The footnote to the “Shareholder Fees” table states that a contingent deferred sales charge (“CDSC”) is imposed on Class C Shares redeemed within twelve months of purchase. Please confirm that this is accurate, and that a CDSC will not be imposed on other share classes.

Response: The Fund hereby confirms that the CDSC is imposed on redemptions of Class C Shares of the Fund made within twelve months of purchase. In this regard, the Fund notes that the Prospectus states, in the “Shareholder Guide—How to Buy Shares—Common Questions Applicable to the Purchase of Class A and C Shares” section, “When counting the number of months since a purchase of Class A or C Shares was made, all purchases made during a month will be combined and considered to have been made on the first day of that month.” In certain very limited circumstances described in the Fund’s “Shareholder Guide”, Class A Shares may also be subject to a CDSC (i.e., for purchases of $1 million or more, where the Shares are redeemed within 18 months of purchase). Because this is so rarely imposed (and because it would be incongruent to show both a maximum sales charge (which the Fund does for its Class A Shares in the “Shareholder Fees” table) and a maximum deferred sales charge when an investor in Class A Shares

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would never pay both), the Fund does not reflect this in its “Shareholder Fees” table and relies instead on the disclosure found in the “Shareholder Guide.”

4.	Comment: Please confirm that the expense limitation arrangement described in the footnote to the “Annual Fund Operating Expenses” table will remain in place for at least one year from the date of the Prospectus.

Response: The Fund hereby confirms that the expense limitation arrangement will remain in effect for at least one year from the date of the Prospectus. The Fund has included disclosure to this effect in a footnote to the “Annual Fund Operating Expenses” table describing the arrangement.

5.	Comment: Please confirm that, with respect to the expense limitation arrangement described in the footnote to the “Annual Fund Operating Expenses” table, the investment adviser will not be entitled to recoup any amounts reimbursed to the Fund pursuant to the arrangement.

Response: The Fund hereby confirms that, with respect to the expense limitation arrangement described in the footnote to the “Annual Fund Operating Expenses” table, the Investment Adviser is not entitled to reimbursement of any waived fees, or reimbursed expenses from prior fiscal years.

6.	Comment: Please indicate whether the index provider of the Retirement Portfolio Completion Index has any affiliation with the Fund or the investment adviser, and, if so, provide a description of the index provider and state when the index was created, for what purpose, and whether it is used by other funds. Please also consider providing some indication (e.g., a website) of where investors may find information relating to the index.

Response: As noted in this letter’s introduction, the Fund’s investment objective and strategies have changed since the filing of PEA No. 308. In connection with those changes, the Fund will not use the Retirement Portfolio Completion Index referenced in PEA No. 308 as a benchmark, and the Fund will not seek to approximate the investment returns of that index.

The Fund’s benchmark will be a composite comprised of the S&P 500® Index (60%) and the Barclays U.S. Aggregate Bond Index (40%).

As an additional benchmark, the Fund will make use of the “Retirement Portfolio Completion Benchmark” (the “RPC Benchmark”), which is comprised of a number of component indices representative of the Underlying Asset Classes in which the Fund will

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invest. The Investment Adviser will determine the RPC Benchmark’s component indices and their weightings and rebalance them periodically. The RPC Benchmark is an internal benchmark that the Investment Adviser currently intends to use only in connection with the Fund and certain other funds and accounts that it manages (or will manage) with similar investment objectives and strategies. The RPC Benchmark will have an unaffiliated calculation agent, S&P Opco, LLC (a subsidiary of S&P Dow Jones Indices LLC), but the Investment Adviser expects that information about the RPC Benchmark’s components and returns will be available only alongside the performance of the Fund and certain other funds and accounts that it manages (e.g., in future Fund Prospectuses, once the Fund has a sufficiently long performance history). The Investment Adviser believes that the RPC Benchmark will provide investors with another useful way to evaluate the Fund’s performance, because its component indices will correspond to the Underlying Asset Classes. The Fund has incorporated information with respect to the RPC Benchmark in the Prospectus, under “Investment Management Approach—Principal Investment Strategies—Additional Information.”

7.	Comment: Please indicate whether the term “credit,” when used to describe the Fund’s Underlying Asset Classes (e.g., “Emerging Markets Credit”) is synonymous with the term “debt.”

Response: The Investment Adviser draws a distinction between “credit” exposure and exposure to debt instruments generally. Generally speaking, debt instruments are subject to both credit risk and interest rate risk. The Fund intends to gain exposure to the Underlying “Credit” Asset Classes through investments in credit default swaps (rather than in debt instruments directly). The Fund is therefore targeting the credit exposure of these Underlying Asset Classes, and thus the use of the term “credit” is appropriate.

8.	Comment: The Fund lists “U.S. high yield credit” as one of the Underlying Asset Classes. If applicable, please consider indicating that this asset class refers to “junk bonds.”

Response: Please see the response to Comment 7 above. Because the Fund will be specifically targeting the credit exposure of this Underlying Asset Class (now “North American High Yield Corporate Credit”), a reference to “junk bonds” would not be appropriate. However, the Fund does refer to non-investment grade fixed income securities as “junk bonds” in other instances; see, for example, “Summary—Principal Risks of the Fund—Non-Investment Grade Fixed Income Securities Risk.”

September 24, 2012 Page 5
9.	Comment: Please clarify the Fund’s use of the term “Hedge Fund Industry Beta” and how the Fund seeks to gain this exposure. For example, please indicate whether the Fund will invest in hedge funds, or in securities favored by hedge funds.

Response: The Fund has incorporated your comment. The Fund seeks to gain exposure to Hedge Fund Industry Beta by investing in the Goldman Sachs Absolute Return Tracker Fund (the “ART Fund”), an affiliated mutual fund also managed by the Investment Adviser, and has incorporated detailed disclosure with respect to the ART Fund in its Prospectus. As noted in the Prospectus, neither the Fund nor the ART Fund invests in hedge funds.

10.	Comment: Under “Investment Management Approach – Principal Investment Strategies,” please indicate whether the index provider will also be the provider of the sub-indices.

Response: Please see the response to Comment 6 above. Each component index of the RPC Benchmark is sponsored and maintained by an unaffiliated third party, with the exception of the Goldman Sachs Absolute Return Tracker Index (the “ART Index”), which is sponsored by Goldman Sachs International.

11.	Comment: Please indicate whether there are any maturity or credit rating requirements applicable to the debt securities in which the Fund may invest. If there are no such maturity or credit rating requirements, please provide appropriate disclosure in the Prospectus.

Response: The Fund has incorporated your comment.

12.	Comment: Please describe the relationship between the Fund’s management fees and the services provided by the Investment Adviser to the Fund, in light of the fact that the Investment Adviser will generally employ “passive” investment strategies. Please also explain the characterization of the Investment Adviser’s strategies as “passive.”

Response: The Fund is not an index fund. As disclosed in the Prospectus, the Investment Adviser relies on a proprietary methodology to determine the Fund’s Underlying Asset Class allocation. In that respect, the Fund is not “passive”. The Investment Adviser employs a “passive” implementation approach in seeking to approximate the returns of each Underlying Asset Class (other than Hedge Fund Industry Beta) in that it utilizes indices (the “Underlying Indices”) representative of the Underlying Asset Classes as references in making the Fund’s investments. The Fund has clarified this in the Prospectus. The management fee schedule is included in the Fund’s

September 24, 2012 Page 6
Prospectus, under “Service Providers—Management Fee And Other Expenses”, and was approved by the Trust’s Board of Trustees at a meeting held on August 15-16, 2012.

13.	Comment: Please describe how Hedge Fund Industry Beta relates to the Retirement Portfolio Completion Index (e.g., whether it is a sub-index of the Retirement Portfolio Completion Index). Please also explain “beta” in plain English. Finally, please indicate whether the “Hedge Fund Industry Beta” that the Fund attempts to replicate is derived from statistics with respect to all hedge funds or only select hedge funds and, if the latter, how that subset of hedge funds is selected.

Response: With respect to the first portion of this comment, as noted above in response to Comments 6 and 10, the Fund will not track the performance of the Retirement Portfolio Completion Index or use that index as a benchmark for measuring its performance. Please note that Hedge Fund Industry Beta is not a component of any of the Fund’s benchmarks. Instead, Hedge Fund Industry Beta is one of several Underlying Asset Classes to which the Fund will have exposure. The ART Index, which the Investment Adviser believes is a useful proxy for Hedge Fund Industry Beta as an asset class, is a component of the Fund’s additional benchmark, the RPC Benchmark.

The Fund has incorporated the second portion of this comment by clarifying what is meant by “beta” in the Prospectus.

Finally, the Fund has incorporated the third portion of this comment by clarifying that the ART Fund, in which the Fund invests to gain exposure to Hedge Fund Industry Beta, attempts to deliver long-term total return consistent with investment results that approximate the return and risk patterns of a diversified universe of hedge funds. Please note that the statistics that the Investment Adviser relies on are accessed from a third party database, and the Investment Adviser then screens this information to exclude information relating to certain hedge funds (e.g., those with relatively short performance histories and those with relatively small asset sizes). The Investment Adviser believes that these statistics are broadly representative of the overall hedge fund universe.

14.	Comment: The Fund states that it will not invest more than 25% of the value of its total assets in the securities of one or more issuers conducting their principal business activities in the same industry, except that, to the extent than an industry represents 20% or more of the Fund’s index at the time of investment, the Fund may invest up to 35% of its assets in that industry. Please explain the rationale for the Fund’s use of this industry concentration policy.

September 24, 2012 Page 7
Response: The Fund amended its disclosure with respect to its concentration policy in PEA No. 328. Because the Fund is not an index fund, it will not rely on the exceptions referenced in Comment 14. Instead, the Fund’s concentration policy, as reflected in PEA No. 328 and in the Fund’s SAI, is that it will not “[i]nvest 25% or more of its total assets in the securities of one or more issuers conducting their principal business activities in the same industry (excluding the U.S. Government or any of its agencies or instrumentalities).”

15.	Comment: Please ensure that the derivatives-related risk disclosure in the Prospectus is appropriate for the Fund, in light of the Letter regarding Derivatives-Related Disclosures by Investment Companies from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, Esq., General Counsel, Investment Company Institute (July 30, 2010). In addition, please indicate whether derivatives are part of the “Hedge Fund Industry Beta” component (and other components) of the Fund.

Response: The Fund hereby confirms that it believes its derivatives-related disclosure is appropriate. The Fund also confirms that it will, indirectly through its investment in the ART Fund, use derivatives to gain exposure to Hedge Fund Industry Beta. The Fund will also use derivatives directly to gain exposure to certain other Underlying Asset Classes, as disclosed in tabular format in the Prospectus under “Summary – Principal Strategy.”

16.	Comment: Please indicate which broad-based index the Fund will use as its performance benchmark when performance information for the Fund becomes available.

Response: The Fund’s performance benchmark is a composite comprised of the S&P 500® Index (60%) and the Barclays U.S. Aggregate Bond Index (40%). The returns of the S&P 500 Index and the Barclays U.S. Aggregate Bond Index will each be shown separately in the Fund’s performance table once the Fund has a sufficiently long performance history. In addition, the Fund will also show the returns of the RPC Benchmark.

17.	Comment: Please consider condensing the disclosure under “Summary—Principal Strategy” and including more detailed disclosure under “Investment Management Approach – Principal Investment Strategies.”

Response: The Fund has incorporated this comment.

September 24, 2012 Page 8
18.	Comment: Please clarify whether there is only one sub-index for each Underlying Asset Class, or if there is any overlap among the sub-indices.

Response: Please see the response to Comment 6. The Fund confirms that there is a one-to-one relationship between each Underlying Asset Class and the corresponding index whose returns it seeks to approximate.

19.	Comment: A footnote to the “Investment Company Securities (including ETFs)” item in the “Investment Practices” table refers to the Fund’s ability to invest more than 10% of its total assets in investment companies pursuant to “an SEC exemptive order or SEC exemptive rule.” Please indicate the specific rule or exemptive relief to which this footnote refers.

Response: Section 12(d)(1)(A) of the Investment Company Act of 1940, as amended (the “1940 Act”) provides a general prohibition on a fund investing more than 10% of its total assets in securities issued by other investment companies. However, elsewhere under Section 12(d)(1) of the 1940 Act and certain rules thereunder, there are certain exceptions to this general prohibition. In addition, the Trust has received exemptive relief from the SEC in an order dated August 26, 2008 (Release No. IC-28366; File No. 812-13456) allowing the Trust’s series to exceed the 10% limit on investments in other investment companies, provided certain conditions are satisfied. The Fund may also rely on similar exemptive relief obtained by other unaffiliated funds, provided certain conditions are satisfied. The Fund believes that the current disclosure is sufficient.

20.	Comment: Please consider reformatting or deleting the tables under “Other Investment Practices and Securities”, as the Prospectus applies only to a single Fund.

Response: The use of the “Investment Practices” and “Investment Securities” tables is a standard convention for the Goldman Sachs Funds. Both the Fund and the Investment Adviser believe that these tables are useful to investors, in that they provide information about the Fund’s investments and practices in a succinct tabular format. Accordingly, the Fund respectfully declines to modify its disclosure in this regard.

21.	Comment: Under “Commodity Sector Risk”, please indicate whether the Fund plans to register as a commodity pool in light of the recent changes to exemptive provisions of Rule 4.5 adopted by the Commodity Futures Trading Commission (“CFTC”).

Response: The Fund has included under “Principal Risks of the Fund” a new “CFTC Regulation Risk,” which explains that, although the Fund has claimed an

September 24, 2012 Page 9
exemption from regulation as a “commodity pool operator” under CFTC Rule 4.5, the CFTC has adopted amendments which, when effective, could subject the Fund to regulation by the CFTC.

22.	Comment: Under “Service Providers – Distributor and Transfer Agent”, please provide the full name of the entity that is serving as the Fund’s distributor and transfer agent.

Response: The full name of the entity that is serving as the Fund’s distributor and transfer agent, Goldman, Sachs & Co., is provided in the first paragraph under “Service Providers – Investment Adviser.” The defined term, “Goldman Sachs,” is then used throughout the remainder of the Prospectus.
Statement of Additional Information (“SAI”)
23.	Comment: Please confirm that any investments or investment practices that are described in the SAI only are not part of the Fund’s principal investments or strategies.

Response: The Fund hereby confirms that any investments or investment practices that are described in the SAI only are not part of the Fund’s principal investments or strategies.
Comments to PEA No. 328:
Prospectus
1.	Comment: Under “Summary – Principal Strategy,” please consider putting the categories of Underlying Asset Classes in a bullet or tabular format.

Response: The Fund has incorporated this comment.

2.	Comment: Under “Summary – Principal Strategy,” please clarify the way in which the Fund is investing “passively.” In addition, please indicate whether the information about the “index[es] commonly used by institutional investors” is publicly available to investors.

Response: Please see the response to Comment 12 above. The Fund hereby confirms that information about the Underlying Indices, varying in kind and amount

September 24, 2012 Page 10
depending on the Underlying Index, is publicly available to investors through varying channels.

3.	Comment: Please provide additional disclosure about the Fund’s investments in publicly traded partnerships (“PTPs”) under either “Summary – Principal Strategy” or “Investment Management Approach – Principal Investment Strategies.” Also, please indicate whether the Fund’s investments in PTPs will be reflected in the “Acquired Fund Fees and Expenses” row to the “Annual Fund Operating Expenses” table.

Response: The Fund has incorporated this comment. The Fund hereby confirms that it will include in the “Acquired Fund Fees and Expenses” row to the “Annual Fund Operating Expenses” table all necessary expenses in accordance with Instruction 3(f) to Item 3 of Form N-1A.

4.	Comment: Please consider making revisions to the description of “Hedge Fund Industry Beta” that appears under “Summary – Principal Strategy” in light of “plain English” principles, to the extent reasonably feasible.

Response: The Fund has incorporated this comment.

5.	Comment: Under “Summary – Principal Strategy,” please indicate whether the Fund has any average maturity or duration limits with respect to its collective fixed income portfolio.

Response: The Fund has no such limits and has modified its disclosure accordingly.

6.	Comment: Please consider providing additional disclosure about the Fund’s secondary performance benchmark, including the proprietary nature of the index and whether the index poses any conflicts of interest.

Response: Please see the response to Comment 6 above. The Fund has incorporated this comment by providing additional information about the RPC Benchmark in the Prospectus under “Investment Management Approach – Principal Investment Strategies – Additional Information.”

7.	Comment: Under “Service Providers – Fund Managers,” please clarify that although the Fund utilizes a team approach to portfolio management, the two listed portfolio managers are primarily responsible for the day-to-day management of the Fund’s portfolio.

September 24, 2012 Page 11
Response: The Fund has incorporated this comment.
Please do not hesitate to contact the undersigned at 202.261.3377 with any questions or comments concerning this correspondence.
Very truly yours,
/s/ J. Matthew Thornton
J. Matthew Thornton

cc:	Andrew Murphy, Goldman Sachs Asset Management, L.P. Elise Dolan, Dechert LLP